FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES

Q2 and YTD Results

Vancouver, Canada, September 30, 2010, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for the second quarter of its 2010 fiscal year, which ended August 31, 2010. All financial amounts are denominated in Canadian dollars.

Q2 net income before stock based compensation (SBC) was $632,000 or $0.16 per share versus $876,000 or $0.22 per share in the same quarter last year. Year to date net income before SBC was $1,110,000 or $0.28 per share as compared to $1,151,000 or $0.28 in the same period of fiscal 2009. Q2 net loss including SBC was $549,000 or $0.14 per share versus a net income including SBC of $809,000 or $0.20 per share in the same quarter of fiscal 2009.

As explained in our July 1, 2010 Q1 news release, the Company vested certain stock options in order to dramatically reduce future SBC expenses and eliminate the volatility caused by the variable pricing formula mandated under GAAP using the Black Scholes model on those options. Consequently, the Company recorded a onetime SBC charge of $948,000 in Q2. Therefore, YTD net loss including SBC was $141,000 or $0.04 per share as compared to a net income including SBC of $1,012,000 or $0.25 last year.

Non-GAAP Income before SBC is determined as follows:

	Q2	Q2	YTD	YTD
	2010	2009	2010	2009
Net income (loss)	($549,000)	$809,000	($141,000)	$1,012,000
Add back SBC	1,181,000	67,000	1,251,000	139,000
Net income before SBC	$632,000	$876,000	$1,110,000	$1,151,000

Non-GAAP earnings per share before SBC are determined as follows:

	Q2	Q2	YTD	YTD
	2010	2009	2010	2009
Earnings (loss) per share	$(0.14)	$0.20	$(0.04)	$0.25

Add back SBC per share	0.30	0.02	0.32	0.03

Earnings per share before SBC	$0.16	$0.22	$0.28	$0.28

The Company will, for at least the balance of this fiscal year, report EBITDAS (earnings before interest, taxes, depreciation, amortization and stock based compensation) as a measure of its ability to generate cash and highlight this non-recurring, non-cash expense.

Pro-forma results for non-GAAP EBITDAS are determined as follows:

	Q2	Q2	YTD	YTD
	2010	2009	2010	2009

Net Income (Loss)	($549,000)	$809,000	($141,000)	$1,012,000

Add back:
Interest	45,000	58,000	91,000	126,000
Depreciation and Amortization	174,000	182,000	343,000	363,000
Non-cash stock based compensation	1,181,000	67,000	1,251,000	139,000
Non-cash income tax expense	285,000	380,000	491,000	525,000

Total Add Backs	1,685,000	687,000	2,176,000	1,153,000

EBITDAS	$1,136,000	$1,496,000	$2,035,000	$2,165,000

Gross profit margin for the quarter was 49.1%, up from 48.7% in the same quarter last year.

Gross revenue for Q2 was $6,291,000, versus $6,624,000 last year, a decrease of 5.0% . The decline in revenues is due to reduced sales of branded beverage products due principally to the Company reducing focus on some markets and lower co-pack volume due to a seasonal shift of some production into Q1. YTD revenue decreased to $11,846,000 from $12,523,000 in fiscal 2009. The Company ceased its food distribution business in mid-Q1 of fiscal 2009.

Discounts, rebates and slotting fees were $424,000, down from $511,000 in Q2 of the prior year. SG&A expenses were $2,923,000, up 88.8% from $1,548,000 the previous year, primarily due to the onetime SBC charge. The Company also recorded non-cash income tax expense of $285,000 during the quarter.

As at quarter end, the Company had 3,908,586 shares outstanding and cash and available credit totaling $4,084,000.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, PureRed®, PureBlack® and PureWhite® SuperJuices, BabyBlue® childrens’ superfruit blends and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™
©2010 Leading Brands, Inc.

This news release is available at www.LBIX.com

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(table follows)

LEADING BRANDS, INC. CONSOLIDATED STATEMENT OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three
	months	Three months	Six months	Six months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2010	2009	2010	2009

Gross revenue	$6,290,674	$6,624,201	$11,846,354	$12,522,980
Less: Discounts, rebates and slotting fees	(424,065)	(511,284)	(843,363)	(1,001,000)
Net revenue	5,866,609	6,112,917	11,002,991	11,521,980

Expenses (Income)
Cost of sales	2,987,581	3,136,073	5,537,794	6,433,792
Selling, general and administration
expenses	2,922,539	1,547,897	4,680,413	3,071,723
Depreciation and amortization	173,702	182,125	343,435	362,898
Interest expense	44,950	57,767	91,492	125,825
Other income	(3,133)	(1,018)	(5,419)	(1,198)

Loss on sale of assets	2,076	555	3,249	8,515

Foreign exchange loss (gain)	2,473	550	2,067	(16,463)
	6,130,188	4,923,949	10,653,031	9,985,092

Net income (loss) before taxes	(263,579)	1,188,968	349,960	1,536,888

Income tax expense	285,493	379,513	490,808	524,959

Net income (loss)	($ 549,072)	$809,455	($ 140,848)	$1,011,929

Income (loss) per share – basic and diluted	($ 0.14)	$0.20	($ 0.04)	$0.25

Weighted average number of shares outstanding – basic and diluted	3,922,477	3,991,625	3,922,876	3,991,625